UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer Id. (CNPJ/MF): 02.429.144/0001-93 – Company Registry (NIRE) No.
35.300.186.133

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON SEPTEMBER 24, 2014

I.     Date, Time and Place: On September 24, 2014, at 9:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 1402, Vila Olímpia, in the city and state of São Paulo.

II.    Presiding Board: Mr. Murilo Cesar L. S. Passos, Chairman of the board of directors, and Secretary, Ms. Gisélia Silva, pursuant to article 11 of the Bylaws of the Company.

III.   Attendance: Shareholders representing 76.81% of the total and voting capital of the Company, as per the signatures in the Shareholders Attendance Book. Also present was Mr. Wilson Ferreira Jr., the CEO.

IV.  Call Notice: Published in the newspaper Valor Econômico and the Official Gazette of the State of São Paulo on September 4, 5 and 6, 2014.

V.   Agenda: (v.i) to take cognizance of the resignation submitted by Mr. Francisco Caprino Neto from the position of alternate member of the board of directors and elect Mr. Márcio Garcia de Souza to replace him for the remainder of his term of office; and (v.ii) to take cognizance of the resignation submitted by Mr. Marcelo Pires Oliveira Dias from the position of member of the board of directors and elect Mr. Francisco Caprino Neto to replace him for the remainder of his term of office.

VI.  Reading of Documents, Casting of Votes and Drawing Up of Minutes: (vi.i) reading of the documents related to the Agenda was waived since shareholders were fully aware of its contents; and (vi.ii) authorization was given for drawing up the minutes in summary form and their publication without the signatures of all shareholders, pursuant to article 130, paragraphs 1 and 2 of Law 6,404/76.

VII. Resolutions taken: After examining the matters on the Agenda and in accordance with clause II of article 122 of Law 6,404/76 and article 16 of the Bylaws of the Company, the shareholders resolved:

(vii.i) by unanimous vote, to take cognizance of the resignation submitted by Mr. Francisco Caprino Neto from the position of alternate member of the board of directors (“Board”) of the Company, to which he was elected at the Annual Shareholders Meeting held on April 29, 2014 and approve the election of Mr. Márcio Garcia de Souza, Brazilian, married, production engineer, bearer of identification document (RG) no. 03503790-2, issued by SSP/RJ, inscribed in the individual taxpayers register (CPF/MF) under no. 425.539.467-91, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP 04538-132, indicated by shareholder ESC Energia S.A. (“ESC Energia”) to replace him for the remainder of the ongoing term of office until the Annual Shareholders Meeting to be held in 2015, who was nominated ad referendum the Shareholders Meeting, at the 249th  meeting of the Board held on August 27, 2014, pursuant to article 150 of Law 6,404/76 and

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING HELD ON SEPTEMBER 24, 2014

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer Id. (CNPJ/MF): 02.429.144/0001-93 – Company Registry (NIRE) No.
35.300.186.133

(vii.ii) by majority vote, to take cognizance of the resignation submitted by Mr. MARCELO PIRES OLIVEIRA DIAS from the position of member of the Board, to which he was elected at the Annual Shareholders Meeting held on April 29, 2014, placing on record the Board’s recognition of his dedication and services during his tenure, and approve the election of Mr. Francisco Caprino Neto, Brazilian, married, metallurgical engineer, bearer of identification document (RG) no. 9.199.282, issued by SSP/RJ, inscribed in the individual taxpayers register (CPF/MF) under no. 049.976.298-39, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP 04538-132, indicated by shareholder ESC Energia S.A. (“ESC Energia”) to replace him for the remainder of the ongoing term of office, until the Annual Shareholders Meeting to be held in 2015, who was nominated ad referendum the Shareholders Meeting, at the 249th meeting of the Board held on August 27, 2014, pursuant to article 150 of Law 6,404/76.

Consequent to the resolutions hereby taken, the current board of directors of the Company is as follows:

Members	Alternate Members
Murilo Cesar L. S. Passos	Márcio Garcia de Souza
Cláudio Borin Guedes Palaia	Fernando A. Camargo de Arruda Botelho
Francisco Caprino Neto	André Pires Oliveira Dias
Renê Sanda	Osvaldo Cezar Galli
Deli Soares Pereira	Tereza Pinto Coelho Gomes
Carlos Alberto Cardoso Moreira	Paola Rocha Ferreira
Maria Helena dos Santos F. de Santana – Independent Member

The Board members hereby elected took office after signing the: (i) Instrument of Investiture in the book of minutes of the board of directors; (ii) Statement of Consent to the Listing Rules of the Novo Mercado segment of BM&FBOVESPA; (iii) Clearance Certificate in accordance with CVM Instruction 367/2002; (iv) Statements of Adherence to the Policy on the Disclosure of Material Events and the Securities Trading Policy; (v) Statement of Commitment to the Code of Ethics and Business Conduct; and (vi) Statement of Adherence to the Shareholders’ Agreement of CPFL Energia.

VIII.               Closure: There being no further business to discuss, the Chairman adjourned the meeting for the time required to draw up these minutes. After the meeting resumed,

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING HELD ON SEPTEMBER 24, 2014

   CPFL ENERGIA S.A.

   Publicly Held Company

   Corporate Taxpayer Id. (CNPJ/MF): 02.429.144/0001-93 – Company Registry (NIRE) No.
35.300.186.133

the minutes were read, approved and signed by the Chairman of the Meeting, the Secretary and the shareholders present.

We hereby certify that this is true copy of the original minutes recorded in the book of minutes.

Murilo Cesar L. S. Passos Chairman of the Meeting
Gisélia Silva Secretary

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING HELD ON SEPTEMBER 24, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 24, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.